Shareholder Meeting Results

PIMCO Municipal Income Fund


Re-election of Alan Rappaport Class I to serve until the
annual meeting for the 2018 fiscal year
Affirmative    Authority Withheld
22212163       590145
Re election of Hans W. Kertess* Class I to serve until
the annual Meeting for the 2018 fiscal year
6476           150
Re election of William B. Ogden, IV Class I to serve until
the annual Meeting for the 2018 fiscal year
22245636       556672

The other members of the Board of Trustees at the time of the meeting, namely, Messrs James A Jacobson Bradford K Gallagher
John C Maney and Craig A Dawson and Ms Deborah A DeCotis continued to serve as Trustees of the Fund

*Preferred Share Trustee